                                                                       EXHIBIT 2



                  [LETTERHEAD OF BARINGTON CAPITAL GROUP, L.P.]


October 28, 2003


Mr. Samson Bitensky
Chairman and Chief Executive Officer
Fab Industries, Inc.
200 Madison Avenue
New York, NY 10016


Dear Mr. Bitensky,


We were surprised to read the recent announcement that FAB Industries, Inc. has received a preliminary offer from a management-led buyout group to acquire the business, as a going concern, for $19,556,366 (or $3.75 per share). The offer is not only 48% lower than the October 30th closing price of $7.15 per share, but also 60% lower than FAB's August 31, 2003 tangible book value of approximately $9.45 per share. It appears to us that the offer represents a lower return to shareholders than the liquidation of the company. We also note that only two weeks ago, FAB announced that it had not received any bona fide offers, so the timing of an offer from management concerns us.

We expect that the independent members of the Board will very carefully consider all of the company's alternatives in light of their fiduciary duties and seek to maximize value for all of the shareholders.



Sincerely,



James Mitarotonda

cc: Mr. Martin B. Bernstein, Mr. Lawrence H. Bober, Mr. Frank S. Greenberg,
    Ms. Susan B. Lerner, Mr. Richard Marlin